Exhibit 23.2

Consent of Independent Auditor

The Board of Directors

MedEquities Realty Trust, Inc.:

We consent to the use in the Amendment No. 4 to the Registration Statement on Form S-11 of our report dated March 10, 2016, relating to the consolidated financial statements of GruenePointe Holdings, LLC and Subsidiaries, comprising the consolidated balance sheets as of December 31, 2015 and 2014 and the related consolidated statements of operations and changes in members’ equity, and cash flows for the year ended December 31, 2015 and the period from April 21, 2014 (date of inception) through December 31, 2014. We additionally consent to the reference to our firm under the heading “Experts” in the Amendment No. 4 to the Registration Statement on Form S-11.

/s/ McNair, McLemore, Middlebrooks & Co., LLC

June 1, 2016

Macon, Georgia